Exhibit 4.10

AMENDMENT TO TIGER MEDIA, INC.

AMENDED AND RESTATED 2008 SHARE INCENTIVE PLAN

On November 12, 2013, the Company’s Board of Directors approved an amendment to Section 3.1(a) of the Plan. On December 17, 2013, the Company’s stockholders approved the following amendment to Section 3.1(a) of the Plan.

“Subject to the provisions of Article 8 and Section 3.1(b), the aggregate number of Shares which may be issued or transferred pursuant to Awards under the Plan is 6,000,000.”